Exhibit 99.1

Sapiens Announces Catholic Life Insurance’s Expanded Use of StoneRiver Solutions for Life and Annuities

In production StoneRiver ID3 client adds LifeApply and ID3 ACORD Transaction Server

Holon, Israel and Denver, CO – December 4, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that its fully owned subsidiary StoneRiver, Inc. has expanded the relationship with its client Catholic Life Insurance (Catholic Life), one of the top 10 fraternal benefit societies in the nation.

Already an in-production user of StoneRiver’s ID3® policy administration system for life, health and annuity lines of business, Catholic Life has recently expanded its portfolio of StoneRiver solutions with the addition of LifeApply® to enhance the application and submission process, and ID3 ACORD Transaction Server (ATS) to best support ACORD standard transactions.

“We have been extremely pleased with our StoneRiver system, and it was time to take the next step as we are always looking for ways to further increase efficiencies and enhance services to our members,” said Catholic Life President Michael Belz. “Focusing on the future and leveraging the latest that technology has to offer are key to staying ahead and meeting our business goals. With the addition of LifeApply and ATS we will be able to streamline our application process and ensure that applications are in good order. We anticipate these improvements will add to a higher volume of business and a greater level of automation, speed, and efficiency.”

Additional benefits Catholic Life anticipates from the expanded StoneRiver environment include:

•	Reduced time to issue a certificate of insurance;
•	Automated generation of required forms for agents;
•	Ability to process commission payments more quickly;
•	Enhanced and simplified workflow from submission to navigation to illustrations; and
•	Overall reduction in operational expenses due to new efficiencies.

All Catholic Life lines of business will be supported, including: term life, whole life, universal life, annuities, final expense, and its ‘Just for Kids’ product. The implementation will include integration with Catholic Life’s agent portal, illustration and other third party software.

“We worked very closely with Catholic Life on the project to carefully define the timeline and success measurement criteria,” said David Pidgeon, North America head of Life for StoneRiver and Sapiens. “At this point, the project is well underway and we are on track to meet Catholic Life’s target in-production date with full roll-out planned for early 2018.”

About Catholic Life Insurance

Catholic Life Insurance is among the top 10 largest fraternal benefit societies in the nation. More than 84,000 families rely on Catholic Life for protection and security. Its assets exceed $1 billion and insurance-in-force surpasses $2 billion. The company offers life insurance, IRAs, annuities and fraternal benefits to individuals and families throughout Texas, Arizona, Florida, Louisiana, Oklahoma, Mississippi and New Mexico. The company also offers volunteer opportunities that enhance its members' lives and benefit the communities in which they live. Although the common bond for most members is the Catholic faith, Catholic Life is independent of any Catholic institution and welcome people of all beliefs and religions. For additional information visit www.cliu.com.

About Sapiens and StoneRiver, Inc.

StoneRiver, Inc., a fully owned subsidiary of Sapiens International Corporation (NASDAQ and TASE: SPNS), delivers a range of value-oriented technology solutions and services to insurance carriers, agents and broker-dealers. These include front-office, policy, claims, rating, underwriting, billing and reinsurance automation for all major business lines.

Sapiens is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. We offer integrated core software solutions and business services, and a full digital suite for the property and casualty/general insurance; life, pension and annuities; and reinsurance markets. Sapiens also services the workers’ compensation and financial and compliance markets. Our portfolio includes policy administration, billing and claims; underwriting, illustration and electronic application; reinsurance and decision management software. Sapiens’ digital platform features customer and agent portals, and a business intelligence platform. With a 30-year track record of delivering to more than 400 organizations, Sapiens’ team of over 2,500 operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com